UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 30, 2003

Commission File No. 000-14371

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMPUCOM SYSTEMS, INC.

7171 Forest Lane

Dallas, Texas 75230

Registrant’s telephone number, including area code: (972) 856-3600

		PAGE NO.
(1)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

	The following financial statements, including Independent Auditors’ Report thereon of CompuCom Systems, Inc. 401(k) Matched Savings Plan are submitted herewith:

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of December 30, 2003 and 2002	2

	Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2003 and 2002	3

	Notes to Financial Statements	4

	Schedule I – Schedule of Assets Held for Investment Purposes as of December 30, 2003	8

	Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)	EXHIBITS:

	Exhibit 23 – Consent of Independent Auditors

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUCOM SYSTEMS, INC.
401(k) MATCHED SAVINGS PLAN

June 25, 2004	By:	/s/ M. Lazane Smith
M. Lazane Smith
Senior Vice President, Finance, Chief Financial Officer (Chief Accounting Officer),
Secretary and Director

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

CompuCom Systems, Inc. 401(k) Matched Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

May 21, 2004, except note 7,

which is as of May 28, 2004

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2003 and 2002

	2003	2002
Assets:
Cash and cash equivalents	$274,194	$320,495

Investments (note 3):
Investments in stocks and mutual funds, at quoted market prices	61,341,201	48,236,030
Loan fund, at unpaid principal balance, which approximates fair value	1,479,833	1,325,520

Total investments	62,821,034	49,561,550

Receivables:
Employer’s contributions	457,498	440,465
Employees’ contributions	298,411	265,239

Total assets	63,851,137	50,587,749

Liabilities:
Refunds payable (note 5)	—	11,465

Net assets available for benefits	$63,851,137	$50,576,284

See accompanying notes to financial statements.

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 30, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Employer’s contributions	$2,196,733	$2,261,273
Employees’ contributions	9,006,206	9,176,911
Net assets transferred from other plans (note 1)	1,600,140	593,177
Investment income (loss):
Interest and dividends	181,478	289,293
Net increase (decrease) in fair value of investments (note 3)	9,982,793	(6,267,539)

Net investment gain (loss)	10,164,271	(5,978,246)

Total additions	22,967,350	6,053,115

Deductions from net assets attributed to:
Administrative fees	(91,819)	(185,830)
Withdrawals	(9,600,678)	(8,820,621)

Total deductions	(9,692,497)	(9,006,451)

Net increase (decrease)	13,274,853	(2,953,336)
Net assets available for benefits at beginning of year	50,576,284	53,529,620

Net assets available for benefits at end of year	$63,851,137	$50,576,284

See accompanying notes to financial statements.

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2003 and 2002

(1)	Description of the Plan

(a)	General

The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (CompuCom or the Company/Employer). Employees are eligible to participate in the Plan upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm (Investment Firm) assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant’s cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant’s account in accordance with the terms of the Plan document.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(b)	Vesting

Participants are fully vested in their individual contributions to the Plan. Employer’s matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

(c)	Contributions

After six months of qualifying service by the participant, the Company matches 50% of each participant’s qualifying contributions up to 4% of the participant’s base compensation. The Company also matches an additional 25% on each participant’s next 2% of (over and beyond the first 4%) qualifying contributions. During 2003 and 2002, the Company contributed $2,196,733 and $2,261,273, respectively, to participants’ accounts.

Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company’s common stock. The funds allocated to a participant’s account are received by the trustee in cash and are held in cash and cash equivalents until they are invested in the appropriate funds.

4	(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2003 and 2002

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Withdrawals

Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a “Financial Hardship” as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant’s account an amount which is equal to any whole percentage of their vested interest.

(f)	Loans to Participants

Upon request of a participant, the Plan Administrator, in accordance with Plan provisions, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant’s vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 5.00% to 11.25%.

(g)	Expenses of Plan

The expenses for administration of the Plan, including the expenses of the administration and fees of the Investment Firm, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Plan paid $91,819 and $185,830 in fees relating to the Plan during 2003 and 2002, respectively.

(h)	Net Assets Transferred From Other Plans

In 2003, the Company transferred the assets from the Northern NEF 401-PW Retirement Plan into the Plan. The assets totaled $1,200,089, and were invested in the participant’s accounts as directed. The remaining contributions in 2003, as well as the 2002 contributions relate to rollover contributions of individual participants.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

5	(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2003 and 2002

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)	Investment Programs

The Company’s matching contributions to the Plan are invested in CompuCom’s common stock and investment funds in proportion to the participants’ contributions in connection with the matching provision of the Plan. Funds from previous companies’ plans and rollovers from qualified plans are invested in the investment funds at the participants’ direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The following table presents the fair values of investments as of December 30, 2003 and 2002. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	2003	2002
Investments at fair value determined by quoted market price:
Fidelity Magellan Fund	$13,419,175	$11,116,486
Fidelity Puritan Fund	7,235,025	5,995,743
Spartan U.S. Equity Index Fund	6,864,667	5,387,992
Fidelity Retirement Money Market Fund	6,599,259	5,604,770
Fidelity Aggressive Growth Fund	4,915,972	3,379,967
CompuCom Systems, Inc. Common Stock	3,821,538	4,242,606
Fidelity Broadly Diversified International Equity Fund	3,892,794	2,416,232
Fidelity Blue Chip Growth Fund	3,577,087	2,505,517
Fidelity Short-Intermediate Government Fund	3,072,611	2,941,993
Other	7,943,073	4,644,724

	61,341,201	48,236,030

Investments at estimated fair value – participant loans	1,479,833	1,325,520

	$62,821,034	$49,561,550

6	(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2003 and 2002

The Plan’s investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value during the year as follows:

	2003	2002
Fidelity Magellan Fund	$2,784,389	$(3,684,633)
Fidelity Puritan Fund	1,343,509	(542,880)
Spartan U.S. Equity Index Fund	1,573,270	(1,630,343)
Fidelity Aggressive Growth Fund	1,250,942	(2,209,169)
CompuCom Systems, Inc. Common Stock	(65,781)	3,328,477
Fidelity Broadly Diversified International Equity Fund	1,112,945	(255,781)
Fidelity Blue Chip Growth Fund	679,906	(810,806)
Fidelity Short-Intermediate Government Fund	51,792	277,125
Other	1,251,821	(739,529)

	$9,982,793	$(6,267,539)

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Refunds Payable

The Plan had recorded refunds payable of $0 and $11,465 at December 30, 2003 and 2002, respectively, which pertained to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

(6)	Reclassifications

Certain reclassifications have been made to the accompanying 2002 financial statements and related notes to conform to the 2003 presentation.

(7)	Subsequent Event

On May 28, 2004, the Company announced it had entered into an agreement to be acquired by an affiliate of Platinum Equity, LLC. If all conditions of the acquisition are met and the acquisition closes, the Company will be a privately held subsidiary.

Schedule I

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Schedule of Assets Held for Investment Purposes

As of December 30, 2003

Identity of issue, borrower, Lessor, or similar party	Description of investment including number of units, rate of interest, par or maturity value	Current value
CompuCom Stock Fund:
CompuCom Systems, Inc. common stock*	744,939 shares	$3,821,538
Fidelity Magellan Fund*	137,576 units	13,419,175
Fidelity Puritan Fund*	392,568 units	7,235,025
Spartan US Equity Index	174,585 units	6,864,667
Fidelity Retirement Money Market Fund*	6,599,259 units	6,599,259
Fidelity Aggressive Growth Fund*	328,608 units	4,915,972
Fidelity Broadly Diversified International Equity Fund*	161,930 units	3,892,794
Fidelity Blue Chip Growth Fund*	90,444 units	3,577,087
Fidelity Short-Intermediate Government Fund*	301,236 units	3,072,611
Fidelity Growth and Income Portfolio*	68,713 units	2,442,052
Fidelity Mid-Cap Stock*	102,015 units	2,208,621
Fidelity US Bond Index*	147,477 units	1,647,285
Fidelity Growth Co*	19,776 units	991,764
Fidelity Global Balance*	21,705 units	409,573
Fidelity OTC Portfolio*	7,496 units	243,778
Participant loans*	5.00% to 11.25%	1,479,833

		$62,821,034

*	Party-in-interest

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent auditors’ report.